
August 2, 2018

<u>Via E-mail</u>
Jerry Fowden
Chief Executive Officer
Cott Corporation
1200 Britannia Road East
Mississauga, Ontario L4W 4T5, Canada

  Re: **Cott Corporation**
      Form 10-K for the Fiscal Year Ended December 30, 2017
      Filed February 28, 2018
      File No. 1-31410

Dear Mr. Fowden:

  We refer you to our comment letter dated July 12, 2018, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Cecilia Blye

        Cecilia Blye, Chief
        Office of Global Security Risk

cc: John Reynolds
    Assistant Director
    Division of Corporation Finance